Exhibit 99.1

Response Biomedical To Present at BMO Capital Markets Focus on Healthcare Conference

VANCOUVER--(BUSINESS WIRE)--August 4, 2009--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that S. Wayne Kay, Chief Executive Officer, will present at the BMO Capital Markets 9th Annual Focus on Healthcare Conference on Wednesday, August 5, 2009 at 10:15 a.m. Eastern time (7:15 a.m. Pacific time) at the Millennium Broadway Hotel in New York City.

A Web cast of the presentation will be available during the event at: http://www.bmocm.com/conferences/2009/webcast/.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com